EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

July 23, 2009

 TSX Venture Exchange:    EMR

 OTC Bulletin Board: EGMCF

 U.S. 20-F Registration: 000-51411

 Frankfurt Stock Exchange: EML

Emgold Announces Proposed CDN$6.0 Million Equity Line Financing and CDN$2.9 Million Convertible Loan Financing

July 23, 2009, Vancouver, BC - Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce that it has settled a term sheet with Dunn Capital Partners ("Dunn"), an Ontario based investment firm specializing in equity line financings, and three of Emgold’s principal shareholders RAB Special Situations (Master) Fund Limited ("RAB"), Galaxy Fund, Inc. ("Galaxy"), and HRP Select Opportunities Fund LP (“Hunter”) under which, subject to certain conditions including completion of a 10 for one (10:1) consolidation of the Company’s issued and outstanding common shares, receipt of all necessary regulatory and board approvals, the filing of and receipt for a short form prospectus and definitive documentation, Dunn will commit to subscribe for up to CDN$6.0 million in newly issued Emgold shares under an equity line financing arrangement (the "Equity Line").

The term sheet also contemplates the purchase by Dunn of up to an aggregate of 31 million previously issued Emgold shares, held by RAB, Galaxy, and Hunter.  The sales of the 31 million shares will occur in tranches of not more than 9.9% of Emgold's issued and outstanding shares at the applicable time and at a price equal to a discount to the volume weighted average price ("VWAP") of the Company’s shares during the five day period commencing on the date that RAB or Galaxy or Hunter, as applicable, notify Dunn that it wishes to sell Emgold shares, provided that all sales are completed by August 15, 2009.

Following each sale of their Emgold shares to Dunn, RAB, Galaxy, and Hunter will advance to Emgold the sale proceeds by way of convertible loans (the "Interim Financing").

The proceeds of the Interim Financing will be used by the Company for working capital and to satisfy the conditions to the Equity Financing, including obtaining shareholder approval for the share consolidation, preparation of a short form prospectus and for general working capital.  The amount of the Interim Financing will depend on the proceeds received by RAB, Galaxy, and Hunter for their existing shares.   Assuming a sale price of CDN$0.10 per share and the sale of an aggregate of 31 million shares, it is estimated that the Interim Financing will provide Emgold with approximately CDN$2.9 million.

Interim Financing Terms

Each loan will have a term of 12 months, will bear interest at the rate of 10% per annum, payable at the end of the term and will be transferable, subject to applicable securities laws and the policies of the TSX Venture Exchange.  The whole or any part of the principal amounts of the loans and accrued interest will be convertible at the option of the holder into common shares in the capital of the Company at any time and from time to time at the price at which shares would be issuable under the Equity Line, provided that such price is not lower than the price per share at which the applicable lender sold Emgold shares to Dunn.

The Company will apply not less than 15% of the net proceeds received from each tranche of the Equity Line financing to repay the convertible loans if requested by RAB, Galaxy or Hunter.  If RAB, Galaxy and Hunter request repayment the 15% will be applied rateably to the respective loan amounts then outstanding.

In connection with the Interim Financing, the Company will issue bonus shares to RAB, Galaxy, and Hunter equal in number to 20% of the total amount advanced based on a price per share equal to the average price at which RAB, Galaxy, and Hunter sell their existing shares to Dunn.

The Company has agreed to qualify the bonus shares and the shares issuable on conversion of the loans for sale to the public under the Company’s short form prospectus to be filed in connection with the Equity Line financing.

Equity Line Financing Terms

The Equity Line will be available for draw down by Emgold for a period of 24 months following the initial drawdown (the "Commitment Period"), which may be made following completion of the Share Consolidation and receipt of its Short Form Prospectus subject to satisfaction of conditions typical in commercial loan transactions.

The Company will be entitled to draw on the Equity Line in tranches.  The maximum amount of any tranche will be CDN$500,000.  The amount drawn will be advanced upon issuance by the Company under its short form prospectus of common shares of the Company having an aggregate value equal to the amount of the drawdown, at a price per share equal to an agreed discount to the VWAP during the five day period following notice by the Company of its intention to draw on the Equity Line.

Proceeds of the Equity Line financing will be used to repay the convertible loans, finance Emgold’s ongoing business operations and for advancing the permitting of the Idaho-Maryland Mine.

A commitment fee equal to two and a half percent (2.5%) of the sum of the Equity Line and the Interim Financing will be payable to Dunn in Emgold common shares valued at the five (5) day VWAP for the five (5) trading days immediately prior to the initial drawdown under the Equity Line.

Dunn has agreed not to engage in any short sales of the common shares of the Company at any time during the Interim Financing or the Commitment Period of the Equity Line and to cease selling shares of Emgold during a pricing period under the Equity Line if the price of such shares falls below a specified floor price.

Finder's fees

Emgold will pay Bradford Bachinski Limited, a limited market dealer domiciled in Ontario, cash finder’s fees in connection with the transaction in line with the policies of the TSX Venture Exchange.  The fees will be payable from proceeds.  Emgold will also be responsible for reasonable legal fees of the parties to the transactions.

Share Consolidation

The Company plans to seek shareholder approval for the share consolidation at its annual and special general meeting scheduled to be held on September 10, 2009.  Given the current recession and continuing undervaluation of junior gold stocks, Emgold management believes a consolidation of its stock is necessary for the survival and growth of the Company.

David Watkinson, President of Emgold, stated:  "We are pleased to have Dunn Capital Partners come on board as a financial partner to help us advance the Idaho-Maryland Project in Grass Valley, California.  We believe this represents the beginning of an ongoing relationship with Dunn Capital and I am excited about the prospects of this long term relationship for future growth of the Company".

Watkinson stated:  "Both RAB Capital and Galaxy Fund have been long-term supporters of Emgold and we appreciate their continued support of the Company by completing this interim loan and financing arrangement.  If the loan is converted into Emgold common shares, the total amount of the combined financings will be CDN$8.9 million."

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Jeff Stuart, Manager, Business Development & Investor Relations

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” and “forward-looking statements”, (together, “forward-looking information”) within the meaning of applicable Canadian and US securities laws.  Forward-looking information includes, but is not limited to, statements with respect to the proposed equity line and interim financings, proposed consolidation of the Company’s shares and filing of a short form prospectus, all of which are subject to a number of conditions precedent, including but not limited to completion of satisfactory due diligence by the investors, completion of definitive documentation, regulatory approval and shareholder approval of the consolidation.  There is no assurance that any or all of the conditions will be satisfied in a timely manner or at all.  The principal risks associated with the forward-looking information are that the terms of the proposed financings will not be approved by the TSX Venture Exchange or the respective boards of directors of the parties involved, that the Company’s shareholders will not approve the share consolidation, that the parties will fail to agree on the terms of the definitive documentation, that the Company will not obtain a receipt for its shelf prospectus within the time required, and that any of the other conditions precedent to the transactions will not be satisfied for any reason.  In such event, if the terms of the financings could not be revised and the Company were unable to negotiate alternate financing, its financial condition would worsen and there is a risk that it would be forced to discontinue operations and liquidate its assets.  For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com